
May 25, 2023

Michael Glimcher
Chief Executive Officer
BGO Industrial Real Estate Income Trust, Inc.
399 Park Avenue
18th Floor
New York, NY 10022

       Re: BGO Industrial Real Estate Income Trust, Inc.
          Registration Statement on Form S-11
          Filed May 12, 2022
          File No. 333-271906

Dear Michael Glimcher:

      We have reviewed your registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Registration Statement on Form S-11

How will your NAV be calculated?, page 14

1.   We note your response to comment 1 and that you believe that the Fund Administrator's role is administrative. However, we note that this entity is a third party that you will be relying on to provide you with your net asset value based on its calculations, and that you will then provide this figure to investors. It therefore appears that you are relying upon this entity's expertise to provide this calculation, that this entity is an expert, and therefore consent is required. Please refer to Section 7(a) and Rule 436 of the Securities Act and Securities Act Sections Compliance and Disclosure Interpretations 141.02.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact William Demarest at 202-551-3432 or Wilson Lee at 202-551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Jeffrey Gabor at 202-551-2544 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Daniel B. Honeycutt, Esq.